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Ex-12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Nine Months Ended November 2, 2002 and November 3, 2001
and for the Five Years Ended February 2, 2002

(Millions of Dollars)

	Nine Months Ended		Fiscal Year Ended
	Nov. 2 2002	Nov. 3 2001	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings	$966	$710	$1,368	$1,264	$1,144	$935	$751
Income taxes	597	436	839	789	725	577	490

Total earnings	1,563	1,146	2,207	2,053	1,869	1,512	1,241

Fixed charges:
Interest expense	453	379	519	467	482	465	522
Interest portion of rental expense	48	48	68	77	69	63	59

Total fixed charges	502	427	587	544	551	528	581

Less:
Capitalized interest	(10)	(30)	(33)	(31)	(16)	(16)	(16)

Fixed charges in earnings	491	397	554	513	535	512	565

Earnings available for fixed charges	$2,054	$1,543	$2,761	$2,566	$2,404	$2,024	$1,806

Ratio of earnings to fixed charges	4.10	3.61	4.70	4.71	4.36	3.83	3.11

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$502	$427	$587	$544	$551	$528	$581
Dividends on preferred stock (pre-tax basis)	—	—	—	—	29	32	35

Total fixed charges and preferred stock dividends	502	427	587	544	580	560	616

Earnings available for fixed charges and preferred stock dividends	$2,054	$1,543	$2,761	$2,566	$2,404	$2,024	$1,806

Ratio of earnings before extraordinary items to fixed charges and preferred stock dividends	4.10	3.61	4.70	4.71	4.15	3.61	2.93

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TARGET CORPORATION